Exhibit 2

Richard L. Mack Senior Vice President, General Counsel and Corporate Secretary	Tel (763) 577-2700 Fax (763) 577-2990
The Mosaic Company 3033 Campus Drive, Suite E490 Plymouth, MN 55441 www.mosaicco.com	Writer’s Direct Number: (763) 577-2851 E-mail: Richard.Mack@mosaicco.com

April 11, 2005

Linda L. Cutler

Deputy General Counsel

Cargill, Incorporated

15407 McGinty Road West

Wayzata, MN 55391-2399

RE:	Confirmation of Understanding for Treatment of Stock Options and Cash Performance Options for Former Cargill Employees

Dear Linda:

Pursuant to our discussions, I have summarized the understanding between The Mosaic Company (“Mosaic”) and Cargill, Incorporated (“Cargill”) relating to the treatment of stock options and cash performance options (CPOs) issued prior to 2004 to individuals formerly employed by Cargill who are now employed by Mosaic as a result of the business combination with IMC Global Inc. (“IMC”).

Prior to the closing of the business combination with IMC on October 22, 2004, stock options and/or CPOs were granted to eligible Cargill employees, including various employees in Cargill’s fertilizer business units and corporate functions, in connection with Cargill’s annual incentive compensation programs. However, in anticipation of the business combination with IMC in the fall of 2004, no stock options or CPOs were issued to employees of Cargill’s fertilizer business units (or to other non-fertilizer business unit employees who were known to become Mosaic employees) during 2004. Former employees who received grants prior to 2004 were allowed to retain their grants while they continued as employees of Mosaic.

As we have discussed, Cargill and Mosaic agree that the liability recorded on the October 22, 2004 balance sheet for the Cargill Fertilizer Businesses (as such term is defined in the Merger and Contribution Agreement entered into by and among IMC, Cargill and Mosaic on January 26, 2004), specifically $9,810,296, will be capped and shall serve as the maximum potential liability for which Mosaic may be responsible to reimburse Cargill upon exercise of the outstanding stock options and/or CPOs (the “Potential Reimbursement Obligation”). Each quarter Cargill will submit an invoice to Mosaic for amounts paid by Cargill, if any, to the former Cargill employees upon the exercise of their respective stock options and CPOs for the previous quarter.

This letter will also confirm that the liability comprising the Potential Reimbursement Obligation does not include any stock options or CPOs for former Cargill employees who are senior officers of Mosaic (specifically, this is applicable to the former Cargill employees who are on Mosaic’s Senior Leadership Team (“SLT”)). As we confirmed in our discussion, Cargill had agreed prior to the business combination that obligations owed to former Cargill employees who now serve as members on Mosaic’s SLT would remain entirely with Cargill.

Linda L. Cutler

April 11, 2005

Please confirm your agreement to the treatment of the stock options and CPOs as set forth above by signing in the signature block provided below and return one original of this letter to me at your earliest convenience. Should you have any questions regarding the above, please give me a call.

Sincerely,

/s/ Richard L. Mack
Richard L. Mack

AGREED TO AND ACKNOWLEDGED BY:

CARGILL, INCORPORATED

By:

Title:

Date: